Issuer Free Writing Prospectus, dated February 12, 2014
Filed Pursuant to Rule 433 under the Securities Act of 1933
Supplementing the Preliminary Prospectus Supplement dated February 12, 2014
Registration Statement No. 333-182824

Final Terms and Conditions

Issuer:	HCP, Inc.
Title of Securities:	4.20% Senior Notes due 2024
Anticipated Ratings:(1)	Baa1/BBB+/BBB+ (Moody’s/S&P/Fitch)
Size:	$350,000,000
Maturity Date:	March 1, 2024
Interest Payment Dates:	March 1 and September 1, commencing September 1, 2014
Trade Date:	February 12, 2014
Settlement Date:	February 21, 2014 (T+6)
Benchmark Treasury:	2.75% due November 15, 2023
Benchmark Treasury Price/Yield:	99-24+/2.777%
Spread to Benchmark Treasury:	+148 basis points
Yield to Maturity:	4.257%
Coupon:	4.20% per year accruing from February 21, 2014
Price to Public:	99.537%, plus accrued interest, if any
Make-Whole Call:	+25 basis points; however, at par on and after 90 days preceding the stated maturity date
Use of Proceeds:

The Issuer intends to use the net proceeds from this offering to repay approximately $240 million outstanding under its bank line of credit as of February 11, 2014, which borrowings were used, along with cash on hand, to repay at maturity (i) $400 million aggregate principal amount of its 2.70% Senior Notes due February 1, 2014 and (ii) $156 million aggregate principal amount of 5.70% mortgage debt due February 1, 2014. The Issuer intends to use the additional net proceeds raised in this offering for general corporate purposes.

Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Wells Fargo Securities, LLC
Senior Co-Managers	BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.
CUSIP / ISIN:	40414L AK5 / US40414LAK52

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Goldman, Sachs & Co. toll-free at (866) 471-2526, J.P. Morgan Securities LLC collect at (212) 834-4533 or Wells Fargo Securities, LLC toll-free at (800) 326-5897.

(1)  A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.